Rain Enhancement Technologies Holdco, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

Telephone: (339)-222-6714

February 7, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Rain Enhancement Technologies Holdco, Inc.
Registration Statement on Form S-1
File No. 333-284614

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Rain Enhancement Technologies Holdco, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m. Eastern Time, on February 11, 2025, or as soon as practicable thereafter.

Please contact Joel Rubenstein of White & Case LLP at (212)-819-7642 or joel.rubinstein@whitecase.com to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Randall Seidl
Name:	Randall Seidl
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP